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                                                                  EXHIBIT (A)(1)

                     [LETTERHEAD OF 3-D GEOPHYSICAL, INC.]

                                                                  March 13, 1998

To Our Stockholders:

     We are pleased to inform you that on March 8, 1998, 3-D Geophysical, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Western Atlas Inc. ("Western") and WAI Acquisition Corp. ("Purchaser"), an indirect, wholly-owned subsidiary of Western, pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share ("Common Stock"), for a cash price of $9.65 per share. The Offer is conditioned upon, among other things, the tender of at least a majority of the Common Stock outstanding on a fully diluted basis. The Merger Agreement provides that following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company, and those shares of Common Stock that are not acquired in the Offer will be converted into the right to receive $9.65 per share of Common Stock in cash.

     The Company's Board of Directors (the "Board of Directors") has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders and unanimously recommends that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Salomon Smith Barney, to the effect that, as of March 8, 1998 and based upon and subject to certain matters stated in such opinion, the cash consideration of $9.65 per share of Common Stock to be received by the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders of Common Stock. A copy of Salomon Smith Barney's written opinion, which sets forth the assumptions made, matters considered and the limitations on the review undertaken by Salomon Smith Barney, is attached to the Schedule 14D-9 as Exhibit (a)(4) and should be read carefully in its entirety.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          Joel Friedman
                                          Chairman and Chief Executive Officer